Exhibit 99.1

Ryde Announces Pricing of $4.5 Million Public Offering

SINGAPORE, September 26, 2024 — (BUSINESS WIRE) — Ryde Group Ltd (NYSE American: RYDE) (“Ryde’’ or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, today announced the pricing of a public offering (the “Offering”) of 5,300,000 units, with each unit consisting of one Class A Ordinary Share (the “Ordinary Shares”) and one warrant each exercisable into one Ordinary Share, for gross proceeds of approximately $4.5 million. Each unit was sold at an effective public offering price of $0.85. The warrants will be immediately exercisable at an exercise price of $0.85 and will expire five years from the date of issuance.

Maxim Group LLC is acting as the sole placement agent for the offering. The offering is expected to close on September 27, 2024, subject to customary closing conditions.

A registration statement on Form F-1, as amended (File No. 333-282076) relating to the Offering, has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 25, 2024. The Offering is being made only by means of a prospectus, forming part of the registration statement. Copies of the final prospectus related to the Offering may be obtained, when available, from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, by email at syndicate@maximgrp.com, or by telephone at +1 (212) 895-3500. In addition, a copy of the final prospectus, when available, relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and also the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, FSE and XSTU, we are reimagining the way people and goods move around. We offer a full suite of services, including carpooling, private hire, taxi, and delivery, but what truly sets us apart is our commitment to empower our private-hire and taxi partners. We take 0% commission, ensuring that more of every hard-earned dollar goes to drivers on our platform. For more information, please visit https://rydesharing.com/ to learn more.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com

Skyline Corporate Communications Group, LLC

Email: info@skylineccg.com

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and expectations on the timing and completion of the offering. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Ryde Group Ltd specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.